Mail Stop 3561


									June 23, 2005




Mr. Francis P. Jenkins
Chief Executive Officer
Royster-Clark, Inc.
1251 Avenue of the Americas, Suite 900
New York, New York 10020


		RE:	Royster-Clark, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 Filed March 30, 2005 and May 13, 2005
			File No.  333-81235

Dear Mr. Jenkins:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 31

1. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-6

2. Please refer to paragraphs 23(a) and (b) of SFAS 95 and tell us why you classify the payments on your vendor financing note as a financing activity, as opposed to an operating activity.

Notes to Consolidated Financial Statements, page F-8

General

3. It appears, based on your discussion under Item 1. Business, that your retail and wholesale operations may represent separate operating segments, as discussed in paragraph 10 of SFAS 131. If this is not the case, please tell us in detail how you determined these operations represent only one operating segment. If these operations represent separate SFAS 131 operating segments, please tell us why you believe that aggregation of your operating segments is consistent with the provisions of paragraph 17 of SFAS 131. In particular, tell us how the wholesale and retail operations are similar in terms of their economic characteristics. Please provide along with your response the revenues and gross margins for your wholesale and retail operations for the last 5 years and demonstrate how that information supports the similarity of the economic characteristics of the operations. We are also unclear as to how the class of customer and method used to distribute your products to customers is similar for the wholesale and retail operations, since retail sales are distributed directly to end-use customers whereas wholesale sales are distributed to resellers of your products. Please address this concern in your response as well. If after reassessing the criteria in SFAS 131, you now believe that each of these operations represents a separate reportable segment, please revise your financial statements accordingly.


4. In future filings, please provide Schedule II -Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts or tell us why you believe no such disclosure is required.
Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

5. In future filings, please disclose the line item on your statements of operations where costs incurred for shipping and handling are included. If shipping and handling costs are not included in cost of sales, disclose the amount of these costs for each period presented. Refer to paragraph 6 of EITF 00-10. Also confirm to us that fees billed to customers for shipping and handling are included in net sales, as required by paragraph 5 of EITF 00-10.

(2) Summary of Significant Accounting Policies, page F-8

(e) Other Receivables, page F-9

6. In future filings, please disclose the specific nature and timing of allowances and credits received from vendors and other entities.
Also disclose the statement of operations line item in which each of these types of consideration is included. For any amounts netted against expense line items other than cost of sales, also disclose the amounts netted against each expense line item for each period presented. See EITF 02-16.

Exhibits 31.01 and 31.02

7. Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-
K.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 12

Liquidity and Capital Resources, page 15

8. Please disclose in future filings the most significant financial covenants under your amended credit facility. For example, based on our review of your amended credit arrangement, it appears you are subject to a quarterly minimum "EBITDA" amount and an annual "Tangible Net Worth" amount. We believe these types of terms in your facility should be discussed. Please also disclose whether you were in compliance with all of your covenants at March 31, 2005 and actual or reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity, including whether violation of the covenants gives the lender the right to call the debt. Show us how the revised disclosure will read.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Francis P. Jenkins
Royster-Clark, Inc.
June 23, 2005
Page 5